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WRITER’S DIRECT LINE +852.3551.8690 WRITER’S EMAIL ning.zhang@morganlewis.com

July 5, 2022

Confidential

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Mr. Sergio Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited (CIK No. 1895597)

Registration Statement on Form F-1 (File No. 333-265756)

Dear Ms. Cheng, Mr. James, Mr. Ecker and Mr. Chinos:

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 28, 2022 on the Company’s registration statement on Form F-1 initially filed on June 22, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 1 (“Amendment No. 1”) to the Registration Statement via EDGAR to the Commission.

The Company respectfully advises the Staff that, subject to market conditions, it plans to file an amendment to the Registration Statement containing the estimated offering size and price range, and to launch the road show for the proposed offering as soon as possible. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Abu Dhabi    Almaty    Beijing    Boston    Brussels     Century City    Chicago    Dallas    Dubai    Frankfurt    Hartford    Hong Kong    Houston     London    Los Angeles    Miami    New York

Nur-Sultan    Orange County    Paris    Philadelphia    Pittsburgh    Princeton    San Francisco    Seattle    Shanghai    Silicon Valle     Singapore    Tokyo    Washington, DC    Wilmington

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

General

1.

We note that you have included graphics immediately following your cover page. Please be advised that you must include the table of contents immediately following the cover page of the prospectus. Please refer to Item 502(a) of Regulation S-K.

In response to the Staff’s comment, the Company has adjusted the order of the table of contents on page i of the Amendment No. 1.

2.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

•

suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries, or the ongoing invasion.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. In this regard, we note your reliance on a single third-party manufacturer for your integrated chips.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 10 of the Amendment No. 1.

3.

You state that references to the “PRC” or “China” refer to the “People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, Hong Kong and Macau.” Revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of the PRC or China, ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 7 and 8 of the Amendment No. 1.

Summary Consolidated Financial and Operating Data, page 12

4.	Please revise to include a recent developments section, similar to what has been provided within Management’s Discussion and Analysis on page 76.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 9 and 10 of the Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Developments, page 76

5.

We note your discussion of selected preliminary financial data for the three months ended March 31, 2022. We also note from disclosures elsewhere in the Registration Statement (e.g., pages 15, 90, 97, and 98, etc.), that there is a high correlation with the price of alternative cryptocurrencies to your financial condition and results of operations. Please address the following:

•	Expand your disclosures to discuss how you expect recent downward trends in the prices of alternative cryptocurrencies to impact the sales of your products and your revenues.

•

Supplement your discussion with a tabular presentation of the breakdown of sales volume and average selling price (per unit) of ASIC chips delivered for the most recent period ended (similar to the table presented at the bottom of page 70 within your revenue discussion).

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 78 of the Amendment No. 1.

If you have any questions regarding the Amendment No. 1, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning Zhang
Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited
Chaowei Yan, Chief Financial Officer, Intchains Group Limited
Mr. Howard Leung, Mazars USA LLP
Mr. Lawrence Venick, Loeb & Loeb LLP
Ms. Louise L. Liu, Morgan, Lewis & Bockius

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